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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                DRKOOP.COM, INC.
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                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    262098106
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                                 (CUSIP Number)



                               Marshall S. Geller
                         433 N. Camden Drive, Suite 500
                         Beverly Hills, California 90210
                                 (310) 553-0177
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 20, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)

                                Page 1 of 5 Pages



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                                  SCHEDULE 13D
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  CUSIP No.                                                Page 2 of 4
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 1    NAME OF REPORTING PERSON

      Marshall S. Geller

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS

      PF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           5,379,327 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          0 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          5,379,327 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0 shares*
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,379,327 shares*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES*                                                    [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.6% (based on 50,548,279 shares of drkoop.com, Inc.'s Common Stock outstanding as of August 28, 2001 as reported in the Company's Form 8-K filed August 30, 2001).
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14    TYPE OF REPORTING PERSON

      IN
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*See response to Item 5(a).



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Item 1.   Security and Issuer.

          This Amendment No. 2 (this "Amendment") to Schedule 13D, as amended by Amendment No. 1 thereto (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock") of drkoop.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 225 Arizona Avenue, Suite 250, Santa Monica, California 90401.

Item 2.   Identity and Background.

          There has been no change in the information set forth under Item 2 of the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          On August 20, 2001, Mr. Geller acquired a portion of the securities covered by the Schedule 13D using personal funds. Mr. Geller paid an aggregate of $200,000 of cash consideration.

Item 4.   Purpose of Transaction.

          The Company issued shares of its Series E 8% Convertible Preferred Stock (the "Series E Preferred Stock") to accredited investors for a purchase price of $10.00 per share in a private placement exempt from registration under the Securities Act of 1933, as amended. In connection with the private placement, Mr. Geller purchased 20,000 shares of Series E Preferred Stock, which are initially convertible into 250,000 shares of Common Stock, for a purchase price of $200,000.

          Mr. Geller acquired the Series E Preferred Stock for investment purposes. Mr. Geller intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Series E Preferred Stock, the Series D 8% Convertible Preferred Stock (the "Series D Preferred Stock", and together with the Series E Preferred Stock, the "Preferred Stock"), and the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to Mr. Geller, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, Mr. Geller may decide to increase or decrease the size of his investment in the Company.

          Except as described in the Schedule 13D, as amended by this Amendment No. 2, Mr. Geller does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Mr. Geller will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Geller acquired (i) 20,000 shares of Series E Preferred Stock, which are initially convertible into 2,500,000 shares of Common Stock, (ii) 50,000 shares of Series D Preferred Stock, which are initially convertible into 1,428,571 shares of Common Stock, (iii) warrants to purchase 1,142,857 shares of Common Stock at an exercise price of $0.35 per share, (iv) warrants to purchase 232,899 additional shares of Common Stock at an exercise price of $0.35 per share and (v) options to purchase 300,000 shares of Common Stock at an exercise price of $0.75 per share. Twenty-five percent (25%) of these options (75,000 shares) vested immediately and an additional twenty-five percent (25%) vest on December 13, 2001, 2002 and 2003 so long as Mr. Geller remains a director of the Company, subject to acceleration under certain circumstances. Assuming the exercise of the vested option shares and the conversion of the warrants and all shares of Preferred Stock owned by Mr. Geller into Common Stock, Mr. Geller would own an aggregate of 5,379,327 shares of



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Common Stock. Following the issuance of all such shares, based on 50,548,279 shares of Common Stock outstanding (and excluding outstanding options and warrants), such shares would constitute approximately 9.6% of the Common Stock.

          (b) Mr. Geller has the sole power to vote or to direct the vote and dispose or to direct the disposition of 5,379,327 shares of Common Stock.

          (c) None, to the knowledge of Mr. Geller.

          (d) None, to the knowledge of Mr. Geller.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There has been no change in the information set forth under Item 6 of the Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

          None.



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 2001                        MARSHALL S. GELLER

                                                  By:  /s/ Marshall S. Geller
                                                      --------------------------
                                                      Marshall S. Geller


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